SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 27, 2006 (GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2005 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the Fourth-Quarter 2005 and Full Year 2005 .

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-525-55-629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner	AT PROA STRUCTURA
Senior Vice President, Investor Relations	Marco Provencio
011-525-55-629-8725 or 203-247-2420	011-525-55-629-8708
(brad.skinner@tmm.com.mx)	011-525-55-442-4948

(mp@proa.structura.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS FOURTH-QUARTER
AND FULL-YEAR 2005 FINANCIAL RESULTS

 •  Revenues increased at Specialized Maritime, Logistics and Ports
 •  Reduced outstanding 2007 Notes
 •  Five-year growth strategy to provide long-term opportunities and improve shareholder value

(Mexico City, February 27, 2006) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”), a Mexican multi-modal transportation and logistics company, reported earnings of $0.41 per share for the fourth quarter of 2005 compared to a loss of $1.62 per share a year ago, and earnings of $3.02 per share for the full year of 2005 compared to a loss of $1.80 per share in the same period of last year.

TMM reported the following results for the fourth quarter:
     •  Revenue of $88.3 million, up 30.2 percent from $67.8 million the previous year
     •  Operating income of $2.8 million, up from an operating loss of $0.1 million a year ago
     •  Operating margin of 3.2 percent, up 3.3 percentage points from the previous year
     •  Net income of $23.6 million compared to a net loss after discontinuing operations of $92.3 million the previous year. Net income in the fourth quarter of 2005 included a loss resulting from post-sale adjustments on the sale of the Company’s interest in Grupo TFM to Kansas City Southern of $5.6 million,net of income taxes

TMM reported the following results for the full year:
     •  Revenue of $306.6 million, up 22.2 percent from $251.0 million the previous year
     •  Operating income of $5.1 million, up from $3.4 million a year ago
     •  Operating margin of 1.7 percent, down 0.3 percentage points from the previous year
     •  Net income after discontinuing operations of $171.8 million, up from a net loss after discontinuing operations of $102.5 million the previous year. Net income after discontinuing operations for the full year of 2005 included a gain on the sale of the Company’s interest in Grupo TFM to Kansas City Southern of $198.0 million, net of income taxes.

Net financial expenses of $19.2 million were recorded in the fourth quarter of 2005 compared to net financial expenses of $39.1 million incurred in the fourth quarter of 2004.

For the 2005 full year, net financial expenses were $90.9 million, which were impacted by the accelerated amortization of certain expenses related to the issuance of the Company’s 2007 Notes and other related expenses. Without these expenses, net financial expenses would have been approximately $75.6 million. For the full year 2004, net financial expenses were $87.8 million, which were impacted by $20.3 million from the General Motors Put Option.

SG&A increased $0.9 million in the fourth quarter of 2005 to $8.5 million compared to the 2004 period. This increase was impacted by a $1.4 million charge, which resulted from severance payments, from peso appreciation versus the dollar, and from Sarbanes Oxley Act (“SOX”) -related expenses. In the twelve-month period, SG&A increased $2.4 million to $31.7 million compared to the same period last year and was impacted by $0.7 million of peso appreciation versus the dollar.

Additionally, shareholder equity improved $167.1 million in 2005.

Javier Segovia, president of Grupo TMM, said, “The year 2005 was a period of transition for Grupo TMM. The sale of our controlling interest in Mexico’s busiest railway, TFM, set the stage for a new era for the employees, customers and shareholders of TMM. By significantly reducing our debt last year, we now have access to the working and growth capital the Company has been lacking for several years. Grupo TMM is now in a position to develop its assets, to improve its operating performance and to increase cash flow, all of which will ensure long-term growth for a stronger TMM.

“As the owner and operator of key transportation infrastructure in Mexico, TMM is the dominant provider of logistics outsourcing services focused on servicing the NAFTA and intra-Mexico corridors. Through an excellent brand name and reputation, we are now concentrating on being the leading provider of services in supply chain management, IT solutions and consulting, dedicated trucking, intermodal yard and rail management, specialized maritime transportation, and port and terminal management.”

Segovia continued,“During 2005, we acquired two double hull tankers with underlying five-year contracted revenue of $98.0 million. Each tanker is projected to produce an average $8.0 million in EBITDA per year and free cash flow of $2.9 million per year from both vessels. In these assets we are building equity over the next five years, resulting in competitively priced vessels at the end of that term. We are considering the acquisition of additional maritime assets using the same approach.

“Our five-year growth strategy centers on the increased demand for oil exploration and distribution services within Mexico, which requires a new generation of higher-rated and deeper-water capabilities. Additionally, by leveraging the Mexican Navigation Law, which provides seniority for Mexican vessels, we will increase cabotage services with medium- and long-term contracts and expand other contracts for logistics and transportation.

“In the specialized maritime division, we are considering the purchase of additional vessels to take over operations currently being outsourced by other operators in Mexico. We also plan to expand dedicated services at Logistics and add three new vessels in our tugboat division. Each of these projects will provide real growth opportunities for TMM and will make our previously announced EBITDA goals for each business unit and for Grupo TMM attainable.”

Segovia concluded,“In 2006 we estimate $40.0 million of interest expenses including debt related to the acquisition of vessels, achieving a reduction of $27.0 million of interest expense compared to 2005. With the proceeds from the sale of our interest in TFM, we reduced our outstanding debt held in January 2005 from $587.7 million to the current amount of $229.7 million, which includes $66.0 million of project debt. This dramatic change in TMM’s interest expense will provide the Company with the financial ability to focus on building its assets and developing its future.”

SEGMENT RESULTS
Specialized Maritime
In the fourth quarter, Specialized Maritime reported:
     •  Revenue of $43.5 million, up 36.8 percent from last year’s $31.8 million
     •  Operating income of $7.8 million, up from $3.8 million a year ago
     •  Operating margin of 17.8 percent, up 5.8 percentage points from the previous year

In the twelve months, Specialized Maritime reported:
     •  Revenue of $159.6 million, up 24.9 percent from last year’s $127.8 million
     •  Operating income of $22.2 million, up from $14.7 million a year ago
     •  Operating margin of 13.9 percent, up 2.4 percentage points from the previous year

Product tanker revenues in the fourth quarter increased by $12.5 million to $17.6 million compared to $5.1 million in the same period last year. Gross profit and gross margin increased $3.8 million and 20.2 percentage points, respectively, compared to the same quarter last year. For the full year of 2005, product tanker revenues increased $33.7 million to $55.1 million compared to $21.4 million last year. These revenue increases were mainly attributable to contracted revenue from two new cabotage contracts, which generated EBITDA of $7.3 million from July, when they began operations, through December. Revenue increases in the fourth-quarter and twelve-month periods of 2005 were also positively impacted by increased short-term contracts compared to the same periods last year.

The offshore business segment remained stable during the fourth quarter, with revenues decreasing $0.6 million compared to the same period last year, and decreasing $2.4 million, or 3.6 percent, in the twelve months of 2005 compared to 2004. These revenue decreases were mainly due to a reduction of spot contracts compared to the same periods last year, and to maintenance costs of several vessels, which were in dry dock between contracts. In 2006 the division plans to substitute its offshore fleet and short-term contracts for longer-term contracts.

Tugboat revenues increased 40.6 percent and 21.4 percent in the fourth-quarter and twelve-month periods of 2005, respectively, compared to the same periods last year. Gross profit increased 16.0 percent and 17.8 percent in the fourth-quarter and twelve-month periods of 2005, respectively, compared to the same periods last year. These increases were mainly due to increased vessel calls at the Port of Manzanillo and by the appreciation of the peso versus the dollar, which positively impacted revenues by 5.0 percent in the fourth quarter and by 3.5 percent in the full year of 2005. This division operates four tugboats, three of which are owned by the Company and the fourth under a two-year bareboat contract since October.

The division currently has a concession to operate tugboats at Manzanillo, which expires in January 2007. The Company intends to renew this concession for an additional eight years.

Parcel tanker revenues decreased in the fourth quarter of 2005 by $0.6 million, due mainly to decreased demand for these services as a result of hurricane activity (Katrina and Wilma) in the Gulf of Mexico during the period. Parcel tanker revenues remained stable in the twelve months of 2005 compared to the same period last year. Fuel costs in this business segment were impacted by approximately $1.8 million in the full year of 2005. However, the Company has successfully negotiated with several clients a fuel surcharge clause, which will offset increases in fuel costs and should improve results going forward.

Ports and Terminals
For the fourth quarter, Ports and Terminals reported:
     •  Revenue of $13.5 million, up 77.6 percent from last year’s $7.6 million
     •  Operating income of $0.4 million, down from $0.9 million a year ago
     •  Operating margin of 3.2 percent, down 8.0 percentage points from the previous year

In the twelve months, Ports and Terminals reported:
     •  Revenue of $38.9 million, up 46.2 percent from last year’s $26.6 million
     •  Operating income of $1.3 million, up from $0.4 million a year ago
     •  Operating margin of 3.2 percent, up 1.7 percentage points from the previous year

In the fourth quarter, revenues at Acapulco increased 15.1 percent compared to the same period last year. Cruise ship revenues remained stable in the fourth quarter compared to the same quarter last year, and auto-handling revenues increased 87.9 percent compared to the same period last year due to increased automobile movements.

In the twelve months, revenues at Acapulco increased 37.2 percent to $5.9 million from $4.3 million in 2004, and gross profit and gross margin increased 64.0 percent and 8.4 percentage points respectively, compared to the same period last year. Cruise ship revenues increased 33.6 percent in the twelve months of 2005 compared to the 2004 period, mainly due to an increase in cruise ship calls at this port, as well as a 42.1 percent increase in passenger activity over last year. Port calls at Acapulco totaled 146 in 2005 compared to 109 in 2004. In the 2005 full year, auto-handling revenues increased 49.8 percent compared to last year due to increased automobile shipments to Asia, Central and South America.

In the fourth quarter, shipping agencies revenues increased to $8.5 million compared to $0.3 million in the same quarter last year, and gross profit increased 182.6 percent over the 2005 fourth quarter. For the full year of 2005, revenues at this division increased to $14.2 million compared to $1.4 million in 2004. These increases were mainly due to new contracts at this business segment, which provide services at all Mexican ports. These new contracts were the largest contributor to the increases in revenue and gross profit in this business segment in the fourth quarter and twelve months of 2005.

Additionally, in the fourth quarter the Company sold its ports assets in Colombia and incurred a loss of $5.2 million. This loss is reflected in the Company’s consolidated results under other (expenses) income, net.

Logistics
In the fourth quarter, Logistics reported:
     •  Revenue of $31.3 million, up 9.8 percent from last year’s $28.5 million
     •  Operating loss of $0.9 million compared to a loss of $0.7 million a year ago
     •  Operating margin of (3.0) percent, up (0.7) percentage points from the previous year

In the twelve months, Logistics reported:
     •  Revenue of $108.4 million, up 11.1 percent from last year’s $97.6 million
     •  Operating loss of $0.9 million down from operating income of $4.3 million a year ago
     •  Operating margin of (0.9) percent, down 5.3 percentage points from the previous year

As previously announced, the division began implementation of a restructuring plan during the fourth quarter of 2005, which will be completed in first quarter of 2006. This plan calls for the tightening of all processes and procedures, the alignment of operating and financial systems, the introduction of metrics aimed to improve group and individual employee performance, and the rationalization of resources to reflect a more efficient operation.

Comparing the fourth quarter of 2005 to the same period last year, revenues increased at the following segments: trucking by 14.0 percent; automotive by 20.5 percent; dedicated logistics services for Volkswagen by 35.6 percent; and maintenance and repair by 11.2 percent. Increased costs at this division impacted margins.

Comparing the twelve months of 2005 with 2004, revenues increased at the automotive segment by 85.1 percent mainly due to increased activity at the Vehicle Distribution Center for Ford, in Cuatitlán and for outbound logistics with GM, Chrysler and spare parts distribution for Nissan, as well as the distribution of increased output at Ford’s Hermosillo Plant. Also comparing the twelve months of 2005 with 2004, revenues increased at dedicated logistics services for Volkswagen by 14.8 percent, and gross profit and gross margin increased by $0.9 million and 5.5 percentage points, respectively. These increases were mainly due to the introduction of the new Bora model, mainly for export, and to an increase in domestic sales.

Overall costs and expenses increased at the Logistics division mainly due to the acquisition of additional trucks, to additional resources oriented to the maintenance and upgrading of equipment that was either idle or malfunctioning, to severance payments of $0.7 million due to personnel reductions, and to a $0.6 million reserve for severance payments in compliance with new accounting regulations.

This division expects to generate incremental operating profit of $7.0 to $10.0 million and have an incremental running rate of $13.0 million in EBITDA as new programs and processes take hold.

Other Information
On January 17, the Company announced that the cash tender offer to purchase up to $331,018,794 aggregate principal amount of its outstanding Senior Secured Notes due 2007 expired at 12:00 midnight, New York City time, on Friday, January 13, 2006. An aggregate of $428,194,642 principal amount of outstanding 2007 notes were tendered in the Offer. The Company accepted all properly tendered notes on a pro rata basis, which reduced the outstanding principal amount of 2007 notes to $156,958,040. As a result of the tender offer and pursuant to the terms of the 2007 Notes Indenture, the interest rate of the 2007 Notes outstanding after the offer will be reduced by 1 percent commencing February 1, 2006, such that if the Company elects to pay interest in cash the Notes will bear interest at 9 ½ percent per annum. On February 1, 2006, the Company paid the 2007 Notes coupon in cash.

DIVISIONAL RESULTS (Under Continuing Operations) (All numbers in thousands)

Fourth Quarter 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	13,498	43,543	31,300	(32)	88,309

Costs	12,157	34,549	30,328	(52)	76,982

Gross Result	1,341	8,994	972	20	11,327

Gross Margin	9.9%	20.7%	3.1%	62.5%	12.8%

SG & A (Estimate)	907	1,225	1,907	4,493	8,532

Operating Results	434	7,769	(935)	(4,473)	2,795

Operating Margin	3.2%	17.8%	(3.0%)	n.a	3.2%

Fourth Quarter 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	7,648	31,807	28,462	(136)	67,781

Costs	5,839	26,825	27,713	(134)	60,243

Gross Result	1,809	4,982	749	(2)	7,538

Gross Margin	23.7%	15.7%	2.6%	(1.5%)	11.1%

SG & A (Estimate)	954	1,166	1,408	4,063	7,591

Operating Results	855	3,816	(659)	(4,065)	(53)

Operating Margin	11.2%	12.0%	(2.3%)	n.a	(0.1%)

Full Year 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	38,853	159,575	108,402	(231)	306,599

Costs	33,574	133,028	103,479	(258)	269,823

Gross Result	5,279	26,547	4,923	27	36,776

Gross Margin	13.6%	16.6%	4.5%	11.7%	12.0%

SG & A (Estimate)	4,027	4,382	5,867	17,385	31,661

Operating Results	1,252	22,165	(944)	(17,358)	5,115

Operating Margin	3.2%	13.9%	(0.9%)	n.a	1.7%

Full Year 2004

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	26,646	127,756	97,583	(984)	251,001

Costs	22,741	108,661	87,869	(942)	218,329

Gross Result	3,905	19,095	9,714	(42)	32,672

Gross Margin	14.7%	14.9%	10.0%	(4.3%)	13.0%

SG & A (Estimate)	3,513	4,437	5,385	15,917	29,252

Operating Results	392	14,658	4,329	(15,959)	3,420

Operating Margin	1.5%	11.5%	4.4%	n.a	1.4%

TMM’s management will host an earnings presentation to review financial and operational highlights on Tuesday, February 28 at 11:00 a.m. Eastern Time at Waldorf Astoria Hotel, 301 Park Avenue, 18th Floor, Starlight Roof, New York, New York. Interested parties unable to attend the meeting are invited to listen to the presentation via conference call or Webcast.

To participate in the conference call, please dial 800-240-2134 (domestic) or 303-205-0033 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 32079.

A replay of the conference call will be available through March 8, 2006, at 11:59 p.m. Eastern Time, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11052097. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 32079.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in KCS; and other new businesses; risks associated with the Company's reorganization and restructuring; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2005	2004	2005	2004

Revenue from freight and services	88.309	67.781	306.599	251.001

Cost of freight and services	(74.959)	(58.930)	(262.569)	(212.899)

Depreciation of vessels and operating equipment	(2.023)	(1.313)	(7.254)	(5.430)

	11.327	7.538	36.776	32.672

Administrative expenses	(8.532)	(7.591)	(31.661)	(29.252)

Operating income (loss)	2.795	(0.053)	5.115	3.420

Other (expenses)income - Net	(9.067)	(4.671)	(0.523)	16.230

Financial (expenses) income - Net	(19.209)	(39.086)	(90.878)	(87.776)

Exchange gain (loss) - Net	1.152	2.459	1.290	2.465

Net financial cost	(18.057)	(36.627)	(89.588)	(85.311)

Loss before taxes and profit sharing	(24.329)	(41.351)	(84.996)	(65.661)

Benefit(provision)for taxes and profit sharing	55.053	(53.447)	61.624	(43.702)

Gain (loss) before minority interest	30.724	(94.798)	(23.372)	(109.363)

Minority interest	(1.487)	0.076	(4.188)	(2.655)

Net Income (loss) before discontinuing operations	29.237	(94.722)	(27.560)	(112.018)

Income from discontinuing operations		2.459	1.364	9.470

(Loss) income from disposal discontinuing business, net of income taxes	(5.623)		197.999

Net income (loss) for the period	23.614	(92.263)	171.803	(102.548)

Weighted average outstanding shares (millions)	56.963	56.963	56.963	56.963
Income (loss) earnings per share (dollars / share)	0.41	(1.62)	3.02	(1.80)

Outstanding shares at end of period (millions)	56.963	56.963	56.963	56.963
Income (loss)earnings per share (dollars / share)	0.41	(1.62)	3.02	(1.80)

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	December 31,	December 31,
	2005	2004

Current assets:
Cash and cash equivalents	400.809	53.148

Accounts receivable
Accounts receivable - Net	43.267	37.396

Other accounts receivable	46.889	62.539

Prepaid expenses and others current assets	7.295	8.095

Non current assets classified as held for sale		2,080.529

Total current assets	498.260	2,241.707

Long Term account receivable	48.763

Property, machinery and equipment - Net	166.661	79.218

Other assets	23.160	30.183

Deferred taxes	83.556	23.900

Total assets	820.400	2,375.008

Current liabilities:
Bank loans and current maturities of long term liabilities	35.546	26.545

Suppliers	22.755	24.495

Other accounts payable and accrued expenses	77.619	89.710

Liabilities directly associated with non-current assets classified as held for sale		1,054.556

Total current liabilities	135.920	1,195.306

Long–term liabilities:
Bank loans and other obligations	524.763	469.449

Other long–term liabilities	24.471	73.586

Total long–term liabilities	549.234	543.035

Total liabilities	685.154	1,738.341

Minority interest	17.469	686.026

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	12.954	(152.760)

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	1.422

Total stockholders’ equity	117.777	(49.359)

Total liabilities and stockholders’ equity	820.400	2,375.008

* Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of our Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended		Year ended
	December 31,		December 31,
	2005	2004	2005	2004

Cash flow from operation activities:
Net income (loss) before discontinuing operations	29.237	(94.722)	(27.560)	(112.018)

Charges (credits) to income not affecting resources:
Depreciation & amortization	7.674	3.167	28.789	13.621

Minority Interest	(1.487)	(0.076)	(4.188)	2.655

Deferred income taxes	(53.501)	59.452	(63.186)	43.299

Other non-cash items	15.668	(1.504)	7.428	(0.644)

Total non-cash items	(31.646)	61.039	(31.157)	58.931

Changes in assets & liabilities	2.998	46.633	49.244	47.911

Total adjustments	(28.648)	107.672	18.087	106.842

Net cash provided (used in) by operating activities	0.589	12.950	(9.473)	(5.176)

Cash flow from investing activities:

Proceeds from sales of assets (net)	(0.067)	0.022	1.693	1.374

Payments for purchases of assets	(14.053)	(2.579)	(105.058)	(10.972)

Acquisition of share of subsidiaries	(4.013)		(38.072)

Proceeds from discontinued business (net)	395.074		573.754

Net cash provided (used in) by investment activities	376.941	(2.557)	432.317	(9.598)

Cash flow provided by financing activities:

Short-term borrowings (net)	(0.150)	(0.150)	(0.600)	(0.450)

Principal payments under capital lease obligations		(0.025)	(0.151)	(0.094)

(Repurchase) sale of accounts receivable (net)		(4.998)	(74.972)	(1.328)

Repayment of long-term debt	(2.956)	(0.247)	(72.430)	(1.236)

Proceeds from issuance of long-term debt			72.970

Net cash (used in) by financing activities	(3.106)	(5.420)	(75.183)	(3.108)

Net increase (decrease) in cash	374.424	4.973	347.661	(17.882)

Cash at beginning of period	26.385	48.175	53.148	71.030

Cash at end of period	400.809	53.148	400.809	53.148

*Prepared in accordance with International Financial Reporting Standards.

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Fourth Quarter and Full Year 2005

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.